Filed Pursuant to Rule 424(b)(3)

Registration No. 333-97221

PROSPECTUS SUPPLEMENT NO. 14

DATED JUNE 3, 2004

TO

PROSPECTUS DATED AUGUST 16, 2002

SAFLINK CORPORATION

29,421,694 Shares of Common Stock

This prospectus supplements the prospectus dated August 16, 2002, of SAFLINK Corporation, as amended by prospectus supplements dated September 26, 2002, October 10, 2002, October 17, 2002, November 27, 2002, March 6, 2003, May 6, 2003, July 21, 2003, August 12, 2003, August 25, 2003, September 10, 2003, December 30, 2003, March 8, 2004, and March 25, 2004, relating to the public offering and sale by selling stockholders described therein. This prospectus supplement should be read in conjunction with the prospectus, as supplemented to date, and this prospectus supplement is qualified by reference to the prospectus, as supplemented to date, except to the extent that the information provided by this prospectus supplement supersedes the information contained in the prospectus.

PLEASE SEE THE FOLLOWING TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK:

•	“RISK FACTORS” BEGINNING ON PAGE 2 OF THE PROSPECTUS;

•	“FACTORS THAT MAY AFFECT FUTURE RESULTS” BEGINNING ON PAGE 32 OF OUR ANNUAL REPORT ON FORM 10-K FILED WITH THE SEC ON MARCH 30, 2004, AND IN OUR QUARTERLY REPORTS ON FORM 10-Q FILED WITH THE SEC SINCE THE END OF FISCAL 2003; AND

•	“RISK FACTORS” BEGINNING ON PAGE 18 OF OUR JOINT PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC ON MAY 17, 2004, IN CONNECTION WITH OUR PROPOSED MERGER WITH SSP SOLUTIONS, INC.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

RECENT DEVELOPMENTS

On June 3, 2004, we held a conference call to discuss our anticipated role in the U.S. Department of Homeland Security’s (DHS) United States Visitor and Immigrant Status Indicator Technology (US-VISIT) program. The following is a transcript of our conference call, consisting of a statement by Glenn Argenbright, our president and chief executive officer:

“Ladies and gentlemen, as you many of you are aware, on Tuesday of this week an Accenture-led team, known as the Smart Border Alliance, was selected by the US Department of Homeland Security (DHS) to design and implement the United States Visitor and Immigrant Status Indicator Technology, or US-VISIT, program.

“The reason for this call is to clarify SAFLINK’s role with respect to the US-VISIT program and the Smart Border Alliance team. I’m pleased to confirm that SAFLINK is a member of the winning team. We worked with Raytheon to provide biometric technology and biometric standards expertise on the proposal.

“I would now like to discuss the overall scope of the US-VISIT award. The contract has two phases: an initial five-year term, with five one-year options in subsequent years. Homeland Security officials have placed its value at up to $10 billion. The program is a task driven project, in which work to be done will be defined by DHS and managed by Accenture. Congress has appropriated $90 million to this program this fiscal year and the program will require Congressional appropriations in future fiscal years.

“US-VISIT will be designed to provide the capability to record the entry and exit of non-U.S. citizens to the United States, to verify the identity of incoming visitors and to confirm compliance with visa and immigration policies. The system will be designed to record the entry and exit of visitors through the use of digital-finger scans and digital photos captured at the ports of entry.

“The goals of the US-VISIT program are to enhance the security of the U.S. citizens and visitors, expedite legitimate travel and trade, ensure the integrity of the immigration system, and safeguard the personal privacy of visitors and immigrants.

“With government programs such as this, team members typically sign teaming agreements prior to the award, then enter into product or service agreements after the award is made. Currently, subcontractors on the Smart Border Alliance are in the process of formalizing their contractual relationships with Accenture or other subcontractors on the team. We currently are in that process as well. Team members have been asked not to issue any press releases or official announcements related to the US-VISIT program until these contractual relationships are finalized, unless they are required to do so to comply with SEC regulations.

“Since we believe our involvement in this program could be material to our financial operations, we are holding this call with investors and will file a transcript of this call with the SEC within the next 24 hours.

“We expect that we will be able to negotiate a subcontract with the Smart Border Alliance, however, as is with the case of all subcontractors that participated on the proposal, ultimately, there is no guarantee.

“We believe that our involvement in the program will continue to center around our biometric expertise on systems, technologies and standards, however our ultimate role and solutions provided will be defined by DHS and Accenture.

“As mentioned earlier on this call, we will not be holding a question and answer session following this statement. We hope to release further information as this program moves forward. We have been asked that all questions about the information communicated on this call be directed to representatives of Accenture.”

NOTICE TO CALIFORNIA INVESTORS ONLY

In the State of California, sales will be limited to those California investors who have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2003, and estimated during 2004, of $65,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order for us to determine that all California investors meet the required suitability standards.

The date of this prospectus supplement is June 3, 2004.